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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 333-111470 CUSIP NUMBER 59170P AC 8

(Check One):

☐	Form 10-K and Form 10-KSB	☐	Form 20-F	☐	Form 11-K
☒	Form 10-Q and Form 10-QSB	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MetroPCS, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

8144 Walnut Hill Lane, Suite 800

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75231

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

As reported in the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2004 (including the exhibits filed therewith), in connection with the preparation of the registrant’s quarterly financial statements for the three months ended June 30, 2004, its management has determined that the registrant’s previously disclosed financial statements for the three months ended March 31, 2004 understated service revenues by $845,000, and consequently understated net income by $503,000. The registrant’s audit committee is conducting an independent investigation into this understatement, and has retained independent counsel to assist in the investigation. Management expects to restate the registrant’s financial statements for the three months ended March 31, 2004, to reflect the understatement of service revenues and net income, but will delay doing so until completion of the investigation. Because of delays resulting from the investigation and the restatement, the registrant will not be able to complete its Form 10-Q for the period ended June 30, 2004 on or prior to August 16, 2004 without incurring unreasonable effort or expense.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J. Lyle Patrick (Name)	(214) (Area Code)	265-2550 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MetroPCS, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 12, 2004	By	/s/ J. Lyle Patrick
J. Lyle Patrick Vice President and Chief Financial Officer